Form 11-K

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST
Ellijay, Georgia

Year Ended December 31, 2004

Schauer Taylor Cox Vise & Morgan, P.C.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 11-K
___________________

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Appalachian Bancshares, Inc.
Employees’ Savings & Profit Sharing Plan and Trust
829 Industrial Boulevard
Ellijay, Georgia 30540

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Appalachian Bancshares, Inc.
829 Industrial Boulevard
Ellijay, Georgia 30540

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN

Financial Statements

December 31, 2004 and 2003

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2004 and 2003	3
Notes to Financial Statements	4

Supplemental Schedules
Schedule of Assets Held for Investment Purposes as of December 31, 2004	11
Schedule of Reportable Transactions for the Year Ended December 31, 2004	13

Schauer Taylor Cox Vise & Morgan, P.C.

Schauer Taylor Cox Vise& Morgan, P.C. Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Appalachian Bancshares, Inc.
Employees’ Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and for complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama June 13, 2005	/s/ Schauer Taylor Cox Vise & Morgan, P.C
Schauer Taylor Cox Vise & Morgan, P.C.

Telephone - 205.822.3488 Fax - 205.822.3541 or 205.822.0645	150 Olde Towne Road Birmingham, Alabama 35216	Wats - 800.466.3488 www.schauertaylor.com

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

Assets	2004	2003

Investments at Fair Value
Cash and money market funds	$335,507	$246,469
Mutual funds and collective trusts	366,937	277,031
Sponsor company common stock	4,425,680	3,672,444
Participant loans	59,081	24,980
Total Investments at Fair Value	5,187,205	4,220,924

Receivables
Employer’s contribution receivable	361,600	338,329
Employee contribution receivable	314	202
Accrued income	430	175
Total Receivables	362,344	338,706

Total Assets	5,549,549	4,559,630

Liabilities
Other liabilities	1,994	1,730
Total Liabilities	1,994	1,730

Net Assets Available for Benefits	$5,547,555	$4,557,900

See notes to financial statements

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2004 and 2003

	2004	2003
Additions To Net Assets Attributed To:
Investment Income
Interest and dividends	$14,498	$4,861
Net realized and unrealized appreciation
in fair value of investments	444,868	335,099
Total Investment Income	459,366	339,960

Contributions
Employer contributions	361,600	338,329
Employee contributions	306,913	241,769
Rollover contributions	6,526	28,376
Total Contributions	675,039	608,474

Total Additions	1,134,405	948,434

Deductions From Net Assets Attributed To:
Plan benefit payments	122,860	17,640
Trustee fees	21,890	18,092
Total Deductions	144,750	35,732

Net Increase	989,655	912,702

Net Assets Available for Benefits - Beginning of Year	4,557,900	3,645,198

Net Assets Available for Benefits - End of Year	$5,547,555	$4,557,900

See notes to financial statements

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies

The Gilmer County Bank Board of Directors authorized the adoption of the Georgia Bankers Association’s Master Section 401(k) Profit Sharing Plan and Trust Adoption Agreement as the Gilmer County Bank’s 401(k) Plan effective January 1, 1995. The Gilmer County Bank Section 401(k) Profit Sharing Plan was amended on April 22, 1997. Appalachian Bancshares, Inc. (the “Company”) became the adopting company and sponsor of the Gilmer County Bank Section 401(k) Profit Sharing Plan, which was renamed the “Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan.”

On December 1, 1998, the Company purchased First National Bank of Union County. Effective with this purchase, the Company signed a joinder agreement and amended the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan and Trust whereby the employees of First National Bank of Union County became fully participating members of that plan, with prior years of service being considered for eligibility requirements. For purposes of determining the vested percentage of the matching and profit sharing accounts, the date of the acquisition shall be used.

On October 1, 2001, the Company adopted the Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) which amended and restated, in its entirety, the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan and Trust. Pentegra Group, Inc. (“Pentegra”) provides administrative services to the Plan through third-party contracts. The Plan is a defined contribution plan covering all full-time employees of Appalachian Bancshares, Inc. who are age eighteen or older. The Plan contains a one-year service requirement for eligibility for employer matching and profit-sharing amounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended on October 15, 2002, and November 19, 2002. The first amendment was to conform language in the Plan to adhere to current regulatory provisions. The second amendment sets a minimum age for employees to be eligible as Plan participants.

Basis of Accounting - The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies - Continued

Administrative Expenses - The administrative expenses of the Plan are paid by the Plan sponsor except for individual participant investment fees.

Valuation and Income Recognition - The Plan’s investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date or in which recent trades are too few to properly reflect true market value are valued at either the last reported bid price or an average of recent sales, whichever is considered a more appropriate estimation of fair value. The Company’s common stock is valued at its most recent market price, as determined by a third-party valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Tax Status - The Internal Revenue Service (the “IRS”) has informed Pentegra, by a favorable approval letter dated March 6, 2003 (the “Favorable Approval Letter”), that the Pentegra Services, Inc. Prototype Non-Standardized Profit Sharing Plan, on which the Plan is based, is acceptable under Section 401 of the Internal Revenue Code (the “IRC”) for use by employers for the benefit of their employees. The favorable Approval Letter, however, does not represent a ruling or determination as to whether the Plan qualifies under Section 401(a) of the IRC.

The Plan filed the required Schedule H with the IRS in 2004 subsequent to filing Schedule I in prior years due to being a “small plan.” Schedule H, Financial Information or Schedule I, Financial Information - Small Plan, is a required schedule to the IRS Form 5500 and is filed as an attachment under Section 104 of ERISA and Section 6058(a) of the IRC. Schedule H does require the filing of supplemental schedules in order to comply with the Department of Labors Rules and Regulations for Reporting and Disclosure under ERISA and therefore such supplemental schedules are a required part of these financial statements. An audit is required because the Plan’s sponsor company stock is registered with the Securities and Exchange Commission (“SEC”) and files applicable reports to the SEC.

Related Party Transactions - Certain investments are shares of the Company’s common stock and qualify as party-in-interest (see Note 4).

Non-participant Directed Investment - The majority of the Plan’s common stock is non-participant directed because the profit sharing and matching amounts are invested directly in employer stock and cannot be redirected by the participant.

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies - Continued

Risks and Uncertainties - Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants’ account balances, and the amounts reported in the statements of net assets available for benefits.

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution 401(k) Employee Stock Ownership Plan established to provide benefits to the eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation - Any employee is entitled to participate on the first day of the calendar month following satisfaction of the Plan eligibility requirements. Participation in the Plan is voluntary.

Contributions - Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds, and Company common stock as investment options for participants. Profit-sharing amounts may be contributed at the option of the Company’s Board of Directors. All employer contributions are invested directly in the Company’s common stock. Contributions are subject to certain limitations.

Allocation of Benefits - Profit sharing contributions shall be allocated to each eligible participant’s account in the same ratio as each eligible participant’s salary during such contribution determination period bears to the total of such salary of all eligible participants. A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months, completed 1,000 hours of employment (250 hours of employment if the contribution determination period is a period of 3 months), or retired, died or became totally and permanently

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 2 - Description of the Plan - Continued

disabled prior to the last day of the contribution determination period. Contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year. Forfeitures shall be allocated to eligible participant’s accounts pursuant to the Plan.

Vesting - Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant’s attainment of normal retirement age (65), death or permanent disability or the 6th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer’s contribution is based on years of credited service as follows:

Years of	Vested
Credited Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum as described by the Plan. The loans are secured by the balance in the participant's account (not to exceed 50% of the participant’s vested account) and bear interest at the Barron's Prime Rate plus 1% or such other rate as may be required by applicable law and determined by reference to the prevailing interest rate charged by commercial lenders under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions.

Benefit Payments - Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Forfeitures shall be allocated to eligible participants’ accounts pursuant to the Plan. Benefits are recorded when paid.

Forfeited Accounts - Forfeited accounts will be reallocated to participants in the same manner as employer contributions.

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 2 - Description of the Plan - Continued

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions to the following investments at their discretion:

S&P Stock Fund	Growth & Income Asset Allocation Fund
Stable Value Fund	Growth Asset Allocation Fund
S&P Midcap Stock Fund	Appalachian Bancshares, Inc. Stock Fund
Money Market Fund	S&P 500/ Growth Stock Fund
Government Bond Fund	S&P 500/ Value Stock Fund
International Stock Fund	Russell 2000 Stock Fund
Income Plus Asset Allocation Fund	Nasdaq 100 Fund

Voting Rights - All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Compensation Committee of the Company.

Note 3 - Investments

The following presents investments at December 31, 2004 and 2003 that represent 5% or more of the net assets of the Plan:

	2004	2003
Appalachian Bancshares, Inc. Common Stock,
276,605 and 253,272 shares, respectively	$4,425,680	$3,672,444

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 3 - Investments - Continued

During 2004 and 2003, the investments by the Plan (including gains and losses on investments sold during the year) appreciated in value by $444,868 and 335,099, respectively, as follows:

	2004	2003

Mutual funds and collective trusts	$29,961	$47,301
Common stock	414,907	287,798

	$444,868	$335,099

Note 4 - Party-in-Interest Transaction

At December 31, 2004 and 2003, the Plan held investments in the Company’s common stock valued at $4,425,680 and $3,672,444, respectively. During 2004 and 2003, the Plan's investment in the Company's common stock had recognized appreciation of $414,907 and $287,798, respectively.

SUPPLEMENTAL SCHEDULES

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Form 5500, Schedule H, Item 4(i)
Sponsor EIN 58-2242407, Plan Number 001

December 31, 2004

(a), (b) Identity of Issue and Asset Description	(c) Description	(d) Cost	(e) Current Value

Mutual Funds:
Barclays Global Investors
Equity Index/S&P 500	3,263 shares	N/A **	$55,574

Barclays Global Investors
Midcap	3,775 shares	N/A **	95,320

Barclays Global Investors
Government/Money Market	54,476 shares	N/A **	54,476

Barclays Global Investors
Bond/20 + TSY	707 shares	N/A **	13,503

Barclays Global Investors
Stable Value	1,512 shares	N/A **	23,195

Barclays Global Investors
International Fund	343 shares	N/A **	7,299

Barclays Global Investors
Income Plus Fund	1,401 shares	N/A **	21,905

Barclays Global Investors
Growth and Income Fund	2,938 shares	N/A **	46,269

Barclays Global Investors
Growth Fund	1,778 shares	N/A **	26,899

Barclays Global Investors
S&P 500/Value	3,702 shares	N/A **	44,907

Barclays Global Investors
S&P 500/Growth	1,053 shares	N/A **	9,169

Barclays Global Investors
Russell 2000	631 shares	N/A **	10,201

Barclays Global Investors
Nasdaq 100 Index Fund	2,235 shares	N/A **	12,696

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

Form 5500, Schedule H, Item 4(i)
Sponsor EIN 58-2242407, Plan Number 001

December 31, 2004

	(a), (b)			(e)
	Identity of Issue and	(c)	(d)	Current
	Asset Description	Description	Cost	Value

	Common Stock:
*	Appalachian Bancshares, Inc.
	Common Stock	276,605 shares	$2,177,848	$4,425,680

*	Appalachian Bancshares, Inc.
	Money Market-Escrow Funds		281,031	281,031

	Participant Loans	Four loans at
		5.0% to 6.0%
		maturing from
		2007 to 2009.	—	59,081
			$2,458,879	$5,187,205

*	Indicates a party-in-interest
**	Cost information has been omitted for participant directed investments

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

SCHEDULE OF REPORTABLE TRANSACTIONS *

Form 5500, Schedule H, Item 4(j)
Sponsor EIN 58-2242407, Plan Number 001

December 31, 2004

(a), (b) Identify of Issue and Asset Description	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Gain (Loss)

Appalachian Bancshares, Inc.
Common Stock	$338,329	$—	$338,329	$338,329	$—

*
The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

REQUIRED INFORMATION

Financial Statements

4.
In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2004 and 2003 are presented on pages 1 through 9.

Exhibits. The following exhibits are filed with this statement:

Exhibit No.	Description

23	Consent of Schauer Taylor Cox Vise & Morgan, P.C.

99.1	Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust Appalachian Bancshares, Inc., as Trustee

Date: June 29, 2005	By:	/s/ Tracy R. Newton
Tracy R. Newton, Plan Administrator

____________________________

EXHIBITS

To

APPALACHIAN BANCSHARES, INC.
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN AND TRUST

Year Ended December 31, 2004
____________________________

Exhibit Index

Exhibit No.	Description

23	Consent of Schauer Taylor Cox Vise & Morgan, P.C.

99.1	Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.